EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

SEC MAIL PROCESSING RECEIVED JUN 10 2004 WASH, D.C. 155 SECTION

June 8, 2004

04030795

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon M. Ross
Corporate Secretary

dw 6/18

Enclosures

United States Sec Filing
June 8, 2004

**Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"**

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Moves Ceramext ™ Process Towards Full Commercialization – dated May 3, 2004
2. Emgold Board Nominates Joel Schneyer to Join Board of Directors – dated May 20, 2004
3. Emgold – First Quarter Results – dated May 31, 2004
4. Emgold Starts 2004 Exploration Program on Stewart and Jazz Properties – dated May 31, 2004

Correspondence with Securities Commission(s)

5. Notice of meeting and Record Date – May 3, 2004
6. Form 51-102F3 – Material Change Report – dated May 2, 2004
7. Consolidated Financial Statement for period ended March 31, 2004 and 2003 under cover letter dated May 31, 2004
8. Form 52-109FT2 – by CFO
9. Form 52-109FT2 – by CEO

Proxy Material Distributed to Shareholders and filed with Securities Commissions

10. Confirmation of Mailing – dated May 20, 2004
11. Notice of Meeting, Information Circular and Annual Report with Audited Consolidated Financial Statements for the period ended December 31, 2003
12. Form of Proxy
13. Annual Return Card (Request for Interim Financial Statements)

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 03, 2004

To: All Applicable Commissions & Stock Exchanges **AMENDED**

Dear Sirs:

Subject: Emgold Mining Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 290928100
5.	Record Date for Notice	: May 11, 2004
6.	Record Date for Voting	: May 11, 2004
7.	Beneficial Ownership Determination Date	: May 11, 2004
8.	Meeting Date	: June 16, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

May 3, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

Emgold Moves Ceramext™ Process Towards Full Commercialization

Emgold Mining Corporation ("Emgold") is pleased to announce that Dr. Carl Frahme and Dr. Robert Villwock have joined the company's project team to advance the technology development of the Ceramext™ process to full commercialization. The Company has also entered into a lease and option to purchase agreement (the "Agreement") for a 44,000 square foot building located in Grass Valley, California. The building supports the further development of the Ceramext™ technology and provides office, laboratory, geological and storage facilities for the Idaho-Maryland and Golden Bear Ceramics project teams.

Emgold, through its indirect wholly owned subsidiary, Golden Bear Ceramics ("Golden Bear"), is constructing and operating a pilot and demonstration plant using the Ceramext™ process to produce high quality ceramic building materials such as brick and tile from a wide variety of materials including mine development rock and tailings from the Idaho-Maryland Mine as well as coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and other mine tailings. Specifically, the Ceramext™ process has been tested on a laboratory scale using tailings from the Idaho-Maryland Mine and has successfully produced very high quality ceramic blanks suitable for forming into ceramic products using standard and proprietary finishing technologies. The demonstration plant will investigate the feasibility of using the Ceramext™ process to consume all development rock from underground workings and tailings from gold recovery operations produced from the Idaho-Maryland Mine. Marketing surveys reviewed by Dr. Frahme indicate that floor tiles are worth approximately US$1.25 to US$1.50 per square foot on a wholesale basis in California, which translates into approximately US$400 to US$500 per ton of feedstock to the process.

Dr. Frahme is a recognized expert in ceramics technology and will be responsible for all aspects of the research and product development effort for Golden Bear. He has over thirty-five years in ceramics research, product development, manufacturing, marketing and sales, and technology management. In addition to his business accomplishments, he has also been an educator, co-founding the Ceramic Correspondence Institute (now operated by the American Ceramics Society) and lecturing in ceramics at the University of California at Los Angeles. Dr. Frahme holds a number of patents in refractory fiber and other ceramic technologies. He is a Fellow of The American Ceramic Society and the Institute for the Advancement of Engineering and is a member of the National Institute of Ceramic Engineers. He holds a B.S. in Metallurgical Engineering from Case Western Reserve University and a Ph.D. in Ceramics from Rutgers State University.

Dr. Villwock has extensive experience in new technology development in the materials industry. He has expertise in materials extrusion, which is a key process in the commercialization of the Ceramext™ process. Dr. Villwock will be responsible for the overall Ceramext™ process development and commercial equipment design. He was formerly the Director of Polymer Engineering at Mobius Technologies Inc., responsible for all research and development, engineering, pilot plant work and intellectual property management. Dr. Villwock holds a B.S. in Polymer Science Engineering from Case Western Reserve University and a Ph.D. in Chemical Engineering from the University of California, Berkeley.

Emgold, through its wholly owned subsidiary, Emgold (U.S.) Corp. ("Emgold US") has entered into an Agreement with an independent and non-related private owner for a 44,000 square foot industrial building located in Grass Valley. The building is one of the largest industrial buildings in the Grass Valley area and is fully serviced to meet power and natural gas requirements for development and commercialization

of the Ceramext™ process. The building has sufficient space for all pilot and demonstration programs including multiple production lines to process a wide range of feedstock materials to produce high quality ceramic products for marketing and feasibility purposes. Since July 2003, Emgold has been leasing approximately 2,500 square feet of the above facility for logging and secure storage of diamond drill core. The term of the Agreement is for 3 years commencing April 1, 2004, and includes an option to purchase the building at any time during the term for an indexed value between US$2.5 and US$2.6 million plus closing costs, depending on the time of exercise. The purchase price shall be adjusted on each anniversary date of the Agreement, increasing the purchase price by the greater of (a) the percentage increase in the consumer price index (All Urban Consumers, base year 1982-84 = 100) for San Francisco - Oakland - San Jose CMSA published by the United States Department of Labor, Bureau of Labor Statistics during the most recent 12-month period, but not greater than 5%, and (b) 3% above the previous purchase price in effect.

The design of the first phase of the Ceramext™ Pilot/Demonstration Plant has been completed and currently the equipment is being fabricated for delivery in late May 2004. The original bench-scale equipment has been relocated to Grass Valley and reassembled for testing. Test work using the bench-scale equipment is now underway to produce ceramic blanks and bricks. Samples for analyses, mechanical testing and display are being produced while awaiting the pilot and demonstration plant equipment. It is anticipated that testing of the Pilot/Demonstration Plant will commence in late June 2004. Design of the second phase of the Demonstration plant will be started in late summer based on the initial test work. Construction of the second phase of the Demonstration Plant is anticipated to be complete by late fall of this year. The initial feedstock for the Pilot and Demonstration Plants will consist of development rock samples and tailings from the Idaho-Maryland Mine. The results of the Pilot and Demonstration Plants will be used to complete a feasibility study to evaluate the construction and operation of a full-scale Ceramext™ facility that could consume all development rock from underground workings and tailings from the Idaho-Maryland Mine. It is anticipated that the feasibility study using the Ceramext™ process on the Idaho-Maryland feedstock could be completed in the first quarter of 2005. Other feedstock materials will be tested during the demonstration and feasibility work to examine additional business opportunities. Emgold, through its subsidiary Golden Bear, holds the global license to the Ceramext™ process.

For more information about Emgold, the Idaho-Maryland Project and the Ceramext™ process please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

April 26, 2004.

Item 3. **News Release**

The press release was issued on April 26, 2004, via news wire services.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officer**

The following executive officer of the Issuer is knowledgeable about the material change and this Report, and may be contacted by the Commission at the address and telephone number:

William J. Witte
President & CEO
Telephone: (604) 687-4622

Item 9. **Date of Report**

May 2, 2004.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

April 26, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

Emgold's Idaho-Maryland Project Enters Advanced Feasibility Stage

Emgold Mining Corporation. ("Emgold") has advanced the Idaho-Maryland Project to the full feasibility stage. Current feasibility work includes:

- project permitting,
- a 20,000 foot surface drill program to define underground exploration targets,
- metallurgical test work,
- development of preliminary conceptual layouts and process flow sheets,
- advancing the Ceramext™ technology This technology will be used to process development rock and tailings from the Idaho-Maryland Mine producing high value added building materials, and
- increasing its land position. Emgold has also increased its surface land position in Grass Valley, California to allow for further development and permitting of the Idaho-Maryland Project.

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation ("IMMC") has advanced both the feasibility and permitting activities for the Idaho-Maryland Mine.

IMMC has hired MACTEC Engineering and Consulting Inc ("MACTEC") to provide technical and coordination services through its Petaluma, California office. Headquartered in Atlanta, MACTEC is a leading consulting firm providing engineering, environmental and remedial construction services to public and private clients worldwide. Operating with approximately 3,400 employees in 100 US offices, MACTEC is currently ranked 24th among *Engineering News-Record's* top design firms.

With assistance from MACTEC, IMMC is preparing a Master Environmental Assessment ("MEA") for a Conditional Mine Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and the construction of a decline. The construction of the decline will enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will also include provisions for Emgold to operate a Ceramext™ plant to treat the development rock and mine tailings to produce high value and quality ceramic building products from both the development rock and tailings, sales of which are projected to contribute significant revenue that will reduce the costs of the total cost of the mining operation. The Use Permit Application contemplates the development of a staged mining operation up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

IMMC has also hired AMEC Americas Limited to prepare a preliminary project model, including process equipment flow diagrams, site layouts and building profiles for submission with the MEA for the Idaho-Maryland Mine. Architectural renditions of the model will be prepared by a Grass Valley architect from the site layouts and building profiles to illustrate the possible sequential development of the Idaho-Maryland Project. This work will become part of the MEA, the application for a Conditional Mine Use Permit and the feasibility studies.

Surface Drill Program Progressing: The current surface drill program continues with 18 holes totaling 9,500 feet having been completed to date in this year's planned thirty hole program, which is probing the entire width of the Idaho Deformation Corridor (the "Corridor") from four permitted sites within the City of Grass Valley. Drilling at Site "B" included 10 holes totaling 6,605 feet of drilling and was designed to test the central area of the Corridor and identify future underground drill targets. The diamond drill was moved from Site "B" to Site "A" on April 1, 2004. Drilling at Site "A" should further delineate the high-grade

intercept in the Idaho 120 Vein structure from hole IDH001 drilled in 2003 when one newly discovered gold zone near the surface was discovered with 10.1 feet of 0.67 to 0.93 ounces per ton (opt) with 3 feet grading 2.20 opt. Currently 3 holes totaling 2,865 feet have been completed at Site "A." Drilling operation has increased from one 12 hour shift per day to two 12 hour shifts effective April 11, 2004. The mineralized intervals of core are presently being sampled and fire assayed at certified analytical laboratories. Results will be announced upon receipt and evaluation of all assays and check assays.

Upon completion of drilling at Site "A" the drill will return to Site "B" to explore the area of the proposed exploration decline within the metavolcanic unit within the Idaho-Maryland. Core samples from the metavolcanics will be used as feed to the Ceramext™ demonstration plant to produce a wide range of ceramic products. The results of the demonstration plant will be used to complete a feasibility study to evaluate the construction and operation of a full scale Ceramext™ facility that could consume all development rock from underground workings and tailings from gold recovery from the Idaho-Maryland Mine. It is anticipated that the feasibility study using the Ceramext™ technology on Idaho-Maryland feedstock will be completed in the first quarter of 2005. Other feedstock materials will be tested during the demonstration and feasibility work to examine additional business opportunities. Emgold holds the global license to the Ceramext™ process.

Property acquisitions completed that will enable optimal project development: Emgold, through IMMC has entered into a joint venture agreement with Milco Development, Inc., ("Milco"), a private California corporation to form Milco-IMMC Joint Venture #1. The joint venture agreement has allowed IMMC to acquire approximately 45.5 acres of a 67 acre parcel for US$542,500 plus 70% of the property closing costs. The 45.5 acre property is located adjacent to IMMC's 56 acre WestBET property in Grass Valley, California. The combined IMMC 102.5 acre site would be suitable for mining, milling and ceramic manufacturing facilities currently under feasibility review by Emgold and its consultants. IMMC and Milco have agreed to develop all related properties for industrial/commercial use in conjunction with IMMC's potential development of the Idaho-Maryland Mine. IMMC has also agreed to design and build a suitable road through the Milco and IMMC parcels and related facilities necessary for the development of both the Milco and IMMC parcels. The proposed road will connect Idaho-Maryland Road through Whispering Pines Lane and East Bennett Street in Grass Valley and is subject to review and approval by the City of Grass Valley. A map illustrating the properties and the proposed site plan and road alignment is on Emgold's website.

For more information about Emgold and the Idaho-Maryland Project please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

May 20, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Emgold Mining Corporation

We confirm that the following material was sent by pre-paid mail on May 20th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report BC Form 51-901F for the quarter ended December 31, 2003 / Consolidated Financial Statements for the years ended December 31, 2003 and 2002 / Schedule B: Supplementary Information/Schedule C: Management Discussion
- B Proxy
- C Supplemental Mailing List Return Card
- D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF EMGOLD MINING CORPORATION (the "Company")

TO BE HELD IN THE STRATHCONA ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY, JUNE 16, 2004, AT 2:00 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, William J. Witte, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and General Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at six		
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, Ross Guenther.		
5.	To elect as Director, William J. Witte.		
6.	To elect as Director, John King Burns.		
7.	To elect as Director, Joel D. Schneyer		
8.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company at a remuneration to be fixed by the board of directors.		
		For	**Against**
9.	To pass an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 11, 2004 (the "Record Date"), during the next 12 month period.		
10.	*To transact such other business as may properly come before the Meeting.*		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF EMGOLD MINING CORPORATION

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company. If you wish to receive such statements, please complete and return this form to:

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: EMGOLD MINING CORPORATION

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the **Emgold Mining Corporation** ("Emgold") and requests that he/she be placed on the Emgold's Supplemental Mailing List in order to receive Emgold's interim financial statements.

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of Emgold's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

May 20, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003
Standard and Poor's

Emgold Board Nominates Joel Schneyer to Join Board of Directors

Emgold Mining Corporation (the "Company") is pleased to announce the nomination of Joel Schneyer to become a director of the Company at the next Annual General Meeting to be held on June 16, 2004 in Vancouver. Mr. Schneyer is founder and President of Mercantile Resource Finance, Inc., a Colorado based firm engaged in providing investment advisory services to the natural resource sector. He has acted as financial and strategic planning advisor and expert witness to TSX Venture, TSX, and hedge fund operatives, as well as law firms and foreign governments. Mr. Schneyer is currently a director of Globex Mining Enterprises Inc. and Rupert Resources Ltd.

Previously, as a Senior Partner in Mining Finance at Muzinich SG Inc, Mr. Schneyer was engaged in raising funds for junior mining companies and mining funds management for European institutional investors. He has experience as Manager Derivative Finance Americas, Barclays Bank PLC/Barclays Metals Group and as Senior Analyst in new business and strategic planning and Metals Analyst in the aluminum and copper trading at Shell Mining/Billiton Metals. His other work includes petroleum analysis for the oil and gas subsidiaries of International Paper and Goodyear Rubber & Tire, and geologic work for the US Geological Survey and Anaconda Copper Company. Mr. Schneyer holds a BA in Geology from Colgate University with High Honors, an MA in Geology from the University of Texas at Austin and an MS in Mineral Economics from the Colorado School of Mines.

Emgold looks forward to the contributions which Mr. Schneyer's varied experience will bring to the board, especially his recent focus on limited recourse, stand-alone, project finance for junior mining and industrial minerals companies.

Mr. Ronald M. Lang has resigned as a director after many years of service to the Company. The Company appreciates Mr. Lang's past contributions and wishes him all continued success in his future business endeavors.

For more information about Emgold, the Idaho-Maryland Project and the Ceramext™ process please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@emgold.com

May 31, 2004

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended March 31, 2004

In connection with the continuous disclosure review of Emgold Mining Corporation ("the Company"), we enclose a Form 51-901F for the period ended March 31, 2004 and the related interim financial statements.

Sincerely,

(signed)
"Shannon Ross"

Shannon Ross
Corporate Secretary
for **Emgold Mining Corporation**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003
cc: Alberta Securities Commission
cc: Commission des valeurs mobilières du Québec
cc: TSX Venture Exchange

EMGOLD MINING CORPORATION
QUARTERLY REPORT
March 31, 2004

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. Analysis of expenses and deferred costs

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. Related party transactions

See note 3 to the unaudited consolidated financial statements for the three months ended March 31, 2004.

3. Summary of securities issued and options granted during the period

(a) **Securities issued during the three months ended March 31, 2004, all in Canadian dollars**

Date of Issue	Type of Security	Type of Issue	Number	Price (Cdn$)	Total Proceeds (Cdn$)	Type of Consider-ation	Commis-sion Paid (Cdn$)
January 7, 2004	Common	Warrants	24,722	0.55	13,597	Cash	Nil
January 9, 2004	Common	Warrants	1,111,100	0.55	611,105	Cash	Nil
January 9, 2004	Common	Warrants	78,000	0.55	42,900	Cash	Nil
January 21, 2004	Common	Stock options	5,000	0.30	1,500	Cash	Nil
January 27, 2004	Common	Stock options	170,000	0.10	17,000	Cash	Nil
January 27, 2004	Common	Stock options	30,000	0.30	9,000	Cash	Nil
January 28, 2004	Common	Stock options	150,000	0.10	15,000	Cash	Nil
February 3, 2004	Common	Warrants	1,033,122	0.55	568,217	Cash	Nil
February 3, 2004	Common	Warrants	250,000	0.55	137,500	Cash	Nil
February 3, 2004	Common	Warrants	433,875	0.55	238,631	Cash	Nil
February 11, 2004	Common	Acquisition	200,000	1.20	240,000	Payment on acquisition	Nil
			3,485,819		1,894,450		

(b) Options granted during the three months ended March 31, 2004, all in Canadian dollars

Nil

4. Summary of securities as at the end of the reporting period

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at March 31, 2004**

46,941,699 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

(c) (i) **Stock Options Outstanding, all in Canadian dollars**

Number of Shares	Exercise Price (Cdn$)	Expiry Date
52,000	0.30	June 16, 2004
145,000	0.30	April 21, 2007
100,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
544,000	0.10	October 12, 2011
150,000	0.60	June 18, 2013
2,880,000	1.00	November 19, 2013
4,021,000		

(ii) **Warrants Outstanding, all in Canadian dollars**

Number of Shares	Exercise Price (Cdn$)	Expiry Date
176,000	1.25	September 30, 2004
6,237,199	1.00	December 22, 2005
6,413,199		

(d) **Shares in Escrow**

Nil

5. List of directors and officers

Frank A. Lang – Chairman and Director
William J. Witte – President, Chief Executive Officer and Director
Ron Lang – Director (resigned May 13, 2004)
Sargent H. Berner – Director
Ross Guenther – Project Manager and Director
John King Burns – Director
Ian Chang – Vice President, Project Development
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Emgold Mining Corporation
Quarterly Report
March 31, 2004
(expressed in U.S. Dollars unless otherwise stated)

Idaho-Maryland Project, Grass Valley, California

The Company has extensive geological data on the eastern part of its 2,750-acre property. However, there is minimal data available on the older western part where the Phase 1 surface drill program was completed. The Company designed a 15,000 to 20,000 foot surface drill program to better define the Company's knowledge of geological structures and search for new gold zones near surface within the Idaho-Maryland property. The information collected from Phase 1 of the drill program produced important information concerning key geologic structures. The drill results from the Phase 1 surface drill program have validated some of the Company's hypotheses regarding the complex geology of the Idaho-Maryland Mine area. As of May 28, 2004 28 diamond drill holes totaling 19,085.6 feet of drilling have been completed. As of May 28, 2004, no assay results have been reported for the Phase 2 drill program.

Phase 2 drilling

The Company commenced its 2004 surface-drilling program after closing a private placement financing in December 2003. The 2004 surface-drilling program is the second phase of the program initiated in 2003 to test the structural geologic model developed from historical information.

The surface core drilling will test an extension of the newly discovered high-grade gold zone and other high-grade targets in the westernmost portion of the Idaho Deformation Corridor ("the Corridor"). These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling will explore the entire width of the Idaho Deformation Corridor along a 1,500-foot strike length and will test multiple lode targets. High-grade lode targets include (1) the Idaho 120 Vein target, (2) the Idaho "1 Vein", (3) the Idaho 192 Vein and (4) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms in most areas of significant underground gold production. Much of the large alteration bloom in the target area is entirely unexplored. The alteration bloom measures a minimum 500 feet in strike length and 150 feet in width. There is a high level of confidence for new high-grade lode gold discoveries in these areas.

The Phase 2 drilling was initiated from Site B to test several prospective phyllonite zones within the Corridor, in the immediate vicinity of the Idaho No. 1 Shaft. The entire width of the Corridor, along an 800-foot strike length, is being targeted initially. The famous Idaho 1 Vein Oreshoot was the only structure historically explored and developed in this area of the mine, having produced one million ounces of gold from a single high-grade stope. The Idaho 1 Vein stope marks the southern boundary of the east-west trending deformation corridor, with an approximate 300-foot width of the Corridor currently being tested in the footwall of the Idaho 1 Vein stope. The westward projection of the Idaho 192 Vein is also being targeted within the drill program. The Idaho 192 Vein structure was stoped only in an area east of the Idaho No. 1 Shaft, having produced 75,000 ounces from a four- to eight foot width of high-grade ribboned vein quartz. The 192 Vein lies 40 to 60 feet into the footwall of the 1 Vein stope.

Drilling at Site "B" included 10 holes totalling 6,605 feet of drilling and was designed to test the central area of the Corridor and identify future underground drill targets. The diamond drill was moved from Site "B" to Site "A" on April 1, 2004.

The current surface drill program continues with 23 holes totaling 16,879 feet having been completed as of May 14, 2004, which is probing the entire width of the Corridor from four permitted sites within the City of Grass Valley. Drilling at Site "A" should further delineate the high-grade intercept in the Idaho 120 Vein structure from hole IDH001 drilled in 2003 when one newly discovered gold zone near the surface was discovered with 10.1 feet of 0.67 to 0.93 ounces per ton (opt) with 3 feet grading 2.20 opt. Currently 3 holes

(expressed in U.S. Dollars unless otherwise stated)

totaling 2,865 feet have been completed at Site "A." Drilling operation has increased from one 12-hour shift per day to two 12-hour shifts effective April 11, 2004. The mineralized intervals of core are presently being sampled and fire assayed at certified analytical laboratories.

As of May 28, 2004, 23 diamond drill holes for 15,809.6 feet of drilling had been completed in the Phase 2 surface exploration program. As of May 28, 2004, no assay results have been reported.

Upon completion of drilling at Site "A" the drill may return to Site "B" to explore the area of the proposed exploration decline within the metavolcanic unit. Core samples from the metavolcanics will be used as feed to the Ceramext™ pilot and demonstration plants to produce a wide range of ceramic products. A 2,000 to 3,000 foot geotechnical drill program is being planned to test areas on the Company's surface properties where the potential exploration decline and surface facilities may be located. The geotechnical program may commence shortly after the completion of the Phase 2 drill program. Samples from meta-volcanic core extracted from the geotechnical drilling will be used to test the applicability of the Ceramext™ Process to the material. The results of the pilot and demonstration plants will be used to complete a feasibility study to evaluate the construction and operation of a full scale Ceramext™ facility that could consume all development rock from underground workings and tailings from gold recovery from the Idaho-Maryland Mine. It is anticipated that the feasibility study using the Ceramext™ technology on Idaho-Maryland feedstock will be completed in the first quarter of 2005. Other feedstock materials will be tested during the demonstration and feasibility work to examine additional business opportunities.

The Idaho-Maryland exploration and geotechnical programs are planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067. Mr. Payne is the Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Data compilation for the surface core-drilling program will be performed by the Company's geological staff with review and verification by Mr. Payne. The Company has implemented a quality assurance/quality control program to ensure that sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101.

Feasibility Stage

Emgold has advanced the Idaho-Maryland Project to the full feasibility stage. Current feasibility work includes:

- project permitting,
- completing a 20,000 foot surface drill program to define underground exploration targets,
- metallurgical test work,
- development of preliminary conceptual layouts and process flow sheets,
- advancing the Ceramext™ technology. This technology will be used to process development rock and tailings from the Idaho-Maryland Mine, producing high value added building materials, and
- increasing its land position. Emgold has also increased its surface land position in Grass Valley, California to allow for further development and permitting of the Idaho-Maryland Project.

Emgold Mining Corporation
Quarterly Report
March 31, 2004
(expressed in U.S. Dollars unless otherwise stated)

Rozan Property

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia.

On the Rozan Property, a small exploration program was recently completed over the historic Flying Dutchman Zone. Historic reports and maps show that this area lies within altered Elise volcanic rocks and is crossed by numerous large quartz veins. During a 2001 prospecting program, grab sampling by Emgold from the waste dump of one of these workings returned an assay value of 29.68 g/t gold. A grab sample from a second waste dump located 400 meters away returned an assay of 1.82 g/t gold. Emgold recently completed a surface program that located several of the numerous quartz veins described in the historic reports. A small soil-sampling grid put in over the area of quartz veining traced the gold mineralization in the veins across areas of limited outcrop exposure. The results show three sub-parallel, linear, gold soil geochemical anomalies that trend across the grid area for strike lengths of 300, 650 and 800 meters respectively.

On the Rozan property, the current program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports. Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure. Linda Dandy, P.Geo, of P&L Geological Services, is the Qualified Person for the exploration programs on the Stewart and Rozan properties.

Stewart Property

Emgold contracted Fugro Airborne Surveys of Mississauga, Ontario to conduct airborne geophysical surveys on its Rozan and Stewart Properties, located in the West Kootenay Region of southeastern British Columbia.

The surveys, flown in December 2003, have been reviewed by Peter E. Walcott and Associates (a geophysical contractor) who has identified several moderate to strong, well defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears.

Emgold is currently integrating these results with previous geological mapping, geochemical and induced polarization surveys, and limited diamond drilling carried out over various parts of the properties in order to plan the summer 2004 exploration program. Additional information regarding the exploration program will be announced upon completion of the evaluation of the results.

Jazz Property

During Q1 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia.

The property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. A strong gold soil geochemical anomaly parallels the Jazz and Stewart property boundaries for over 1 kilometer in strike length. A coincident geophysical anomaly bisects the gold soil anomaly and will be one of the key target areas for follow-up exploration work consisting of trenching and diamond drilling during 2004. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the properties. Emgold has completed an airborne geophysical survey and is awaiting the summary reports for the Stewart and Jazz properties to clarify its understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, Emgold's geologists have submitted applications for four drill sites on the Stewart property. A summer exploration program for the property is currently being planned.

Emgold Mining Corporation
Quarterly Report
March 31, 2004
(expressed in U.S. Dollars unless otherwise stated)

Ceramext™ Process

Emgold has signed an exclusive world wide license agreement with Ceramext, LLC ("Ceramext") to develop and use the Ceramext™ Process to convert mine development rock and tailings and other waste and naturally occurring materials into high quality ceramics. The Ceramext™ Process is a patented, energy efficient, one-step technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics. The Ceramext™ Process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine development rock and tailings. Specifically, Ceramext has tested development rock and tailings from the Idaho-Maryland Mine and has successfully produced very high quality ceramic blanks using the Ceramext™ Process. These blanks are suitable for forming into a wide variety of ceramic products using standard finishing technology. Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately $1.25 to $1.50 per square foot on a wholesale basis, which translates to approximately $400 to $500 per ton of feedstock to the process.

Emgold, through its subsidiary Golden Bear Ceramics Company, ("Golden Bear"), has designed and is building a pilot plant in Grass Valley, California to determine the feasibility of converting mine tailings and other materials into high quality ceramics. Preliminary engineering studies indicate low capital and operating costs in comparison to conventional industrial ceramic operations. The Ceramext™ Process could allow a mining operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, which could consume large areas of land. The Ceramext™ Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial position and operating results of the Company should be read in conjunction with the Consolidated Financial Statements and accompanying Notes for the years ended December 31, 2003 and 2002. All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion an Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grated or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A for the year ended December 31, 2003.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is May 28, 2004.

In 2003, the Company adopted the United States dollar as its functional and reporting currency.

Emgold Mining Corporation
Quarterly Report
March 31, 2004
(expressed in U.S. Dollars unless otherwise stated)

Results of Operations
Three Months Ended March 31, 2004, Compared to Three Months Ended March 31, 2003

Emgold's loss for the three months ended March 31, 2004 ("Q1 2004") was $1,416,040, or $0.03 per share, compared to a loss of $341,040, or $0.01 per share for the three months ended March 31, 2003 ("Q1 2003").

During Q1 2004 the Company earned interest income of $28,989 on excess cash balances compared to $195 in Q1 2003 due to the increased cash balances held during Q1 2004. Legal, accounting and audit fees increased from $818 in Q1 2003 to $16,098 in Q1 2004. Legal fees were incurred with respect to agreements under negotiation, including the Ceramext, LLC transaction, review of contracts and increasing regulatory review and reporting requirements.

Office and administration expenses in Q1 2004 of $3,963 compare to $21,243 in Q1 2003. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period. Costs are lower in the current period, as an exploration office has been set up in Grass Valley, California, and telephone and other related expenses are included in site activities for the Idaho-Maryland project.

Salaries and benefits of $50,433 in Q1 2004 compare to $40,657 in Q1 2003. The costs in Q1 2004 reflect the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements and other salary costs related to the increased activity in the Company. Activity on the Idaho-Maryland property increased as financing was obtained, drilling commenced and the Ceramext transaction was completed.

Exchange losses of $117,291 in Q1 2004 compare to losses of $10,899 in Q1 2003. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations, and most of the Company's funds are maintained in Canadian dollars.

Shareholder communication costs of $68,508 in Q1 2004 compare to $49,314 in Q1 2003. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees. It also includes fees associated with the maintenance of the Company's website. Investor relations contractual activities incurred in Q1 2004 totaled $43,460 compared to $6,065 in Q1 2003. High Visibility Public Relations, a media relations' consultant was paid $21,522 for fees and expenses in Q1 2004 compared to $6,065 in Q1 2003. Investor relations activities include payments of $13,564 for fees and expenses to Coal harbor Communications in Q1 2004 compared to $nil in Q1 2003 and $8,000 paid to Windward Communications for fees and expenses in Q1 2004 compared to $nil in Q1 2003. During Q1 2004, stock-based compensation expense of $13,209 is included in shareholder communication costs compared to $nil in Q1 2003. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities.

Exploration expenditures on the Idaho-Maryland property increased from $196,657 in Q1 2003 to $695,847 in Q1 2004. Total expenditures in Q1 2004, with the related Q1 2003 expenditures in brackets, are as follows: consulting and engineering fees related to exploration and mine planning - $57,263 (Q1 2003 - $66,124); geological - $82,892 (Q1 2003 - $71,248); site activities including ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling - $68,613 (Q1 2003 - $33,438); and drilling - $380,168 (Q1 2003- $nil). The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May

(expressed in U.S. Dollars unless otherwise stated)

31, 2007. Land lease and taxes in Q1 2004 total $27,000 (Q1 2003 - $21,572). Exploration expenditures on the Rozan and Stewart properties totaled $1,488 in Q1 2004 compared to $421 in Q1 2003. The majority of exploration expenditures in Canada have been financed by the issuance of flow through shares. No exploration work can be carried out in the winter months due to the snow levels on the property.

In Q1 2003 the Company expended $461,216 on development of the Ceramext™ Process. These costs include $58,539 spent on equipment related to the plant, $282,108 on licensing fees and acquisition of the bench-scale plant for the technology, $59,834 on consultants, contractors, and hourly labour; $34,924 on site costs; $17,885 on engineering salaries; and $7,926 on transportation.

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Others	General and administrative expenses (Note 1)
2002					
Second Quarter	4,461	404	4,520	—	64,133
Third Quarter	47,340	6	3,589	—	49,879
Fourth Quarter	193,513	99	(124)	16	15,479
2003					
First Quarter	196,657	268	153	—	144,157
Second Quarter	214,276	40	157	—	150,192
Third Quarter	245,481	413	—	—	125,277
Fourth Quarter	330,707	59,779	53,293	—	1,666,463
2004					
First Quarter	695,847	648	840	—	286,478

Note1: General and administrative expenses do not include the write-down or recovery of mineral property interests.

Related Party Transactions

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. Under the terms of the agreement, the Company has obtained the worldwide rights to the Ceramext™ Process technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. During Q1 2004, under the terms of the agreement, Emgold has paid $100,000 and has issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The common shares have a four-month hold period, expiring June 12, 2004. No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2004; $10,000 per quarter in 2005; $20,000 per quarter in 2006; and $40,000 per quarter thereafter.

(expressed in U.S. Dollars unless otherwise stated)

Other related party transactions include the following transactions:

		Three months ended March 31,		
Services rendered by:		**2004**		**2003**
Legal fees	$	11,232	$	1,632
Director and project manager	$	22,500	$	22,500
LMC Management Services Ltd.	$	130,058	$	83,288
Lang Mining Corporation	$	5,610	$	5,351

Balances receivable from:		**March 31, 2004**		**December 31, 2003**
LMC Management Services Ltd.	$	74,272	$	21,595
Legal fees	$	(11,964)	$	(28,810)
Directors, officers and employees	$	(74,971)	$	(69,263)
Payable to:	$	(86,935)	$	(98,073)

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $516,031 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum, of which $57,094 has been accrued. The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital. The accretion of the debt portion of the preference shares during Q1 2004 was $4,431.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $90,902 is the value included in debt as preference shares.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Liquidity and Capital Resources

Financing Activities

At March 31, 2004, Emgold had unrestricted working capital of $5,708,008, as compared to unrestricted working capital of $5,707,854 at December 31, 2003. Unrestricted working capital is defined as current unrestricted assets less current liabilities.

Emgold Mining Corporation
Quarterly Report
March 31, 2004
(expressed in U.S. Dollars unless otherwise stated)

During the three months ended March 31, 2004, 2,930,819 share purchase warrants were exercised at prices ranging from Cdn$0.55 to Cdn$1.00. In addition, 355,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.

At March 31, 2004, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
176,000	1.25	September 30, 2004
6,237,199	1.00	December 22, 2005
6,413,199		

Contractual Obligations

The following table summarizes the Company's contractual obligations:

	April 1, 2004, to December 31, 2004	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(3)*	Total
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	189,771	212,115	234,942	60,414	--	--	697,242
Idaho-Maryland property lease *(1)*	76,500	102,000	102,000	102,000	--	--	382,500
Mineral property option payments *(1)*	35,000	50,000	60,000	40,000	--	--	185,000
Ceramext™ royalties and payments *(2)*	--	20,000	40,000	80,000	160,000	160,000	460,000
Rental property lease	19,200	28,800	9,600	--	--	--	57,600
	$320,471	$ 412,915	$ 446,542	$ 282,414	$ 160,000	$ 160,000	$1,782,342

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) The amount shown in '5th and subsequent years' is a per-year figure.

Investing Activities

The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. In Q1 2004, $25,500 was expended on the quarterly lease payment on the Idaho-Maryland property.

Emgold, through Emgold (US), has entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. The building supports the further development of the Ceramext™ Process technology and provides office, laboratory, geological and storage facilities for the Idaho-Maryland and Golden Bear Ceramics project teams. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

The Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments in the first year will total $20,000 ($5,000 paid). In exchange for the above cash

(expressed in U.S. Dollars unless otherwise stated)

payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

The Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price is $542,500 plus the construction of an access road for use by the partner.

Ceramext™ Process

Under the terms of the agreement, Emgold, through its subsidiary Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from sales of physical products produced. Emgold paid Ceramext, LLC $100,000 within 90 days of regulatory approval, which was in February 2004 to cover certain development costs. Emgold also issued to Ceramext, LLC 200,000 shares of the Company. The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: "Year 1" - $nil per quarter; "Year 2" - $5,000 per quarter; "Year 3" - $10,000 per quarter; "Year 4" - $20,000 per quarter; "Year 5" and thereafter - $40,000 per quarter. Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004. During Q1 2004 the Company has expended $461,216 on research including the design and fabrication of a pilot plant using the Ceramext™ Process technology.

Jazz Property, British Columbia

During Q1 2004 Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia. The Jazz Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($5,000 paid) to the optionor over a ten-year period.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totaling Cdn$100,000 (Cdn$30,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totaling Cdn$150,000 ($35,000 paid) and issuing 200,000 common shares (150,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of Cdn$49,200 over two years, which have been incurred.

During fiscal 2004, the Company will be required to make option payments of $31,996, and issue 50,000 common shares to maintain its mineral property interests in British Columbia.

Emgold Mining Corporation
Quarterly Report
March 31, 2004
(expressed in U.S. Dollars unless otherwise stated)

Uncertainties and Risk Factors

The uncertainties and risks affecting Emgold's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statements for the year ended December 31, 2003, that were mailed to shareholders in May of 2004.

Outlook

Emgold's primary focus in 2004 will be on activities that will include:

- Completing the 15,000 to 20,000 surface drill program at the Idaho-Maryland and producing a new NI 43-101 report and preliminary assessment report.
- Completing the application to obtain the Conditional Mine Use Permit for the Idaho-Maryland Mine.
- Building and operating the Ceramext™ Process pilot plant and working towards a positive feasibility study and associated marketing studies for specific areas of interest for the technology.
- Continuing with grass roots exploration of the Rozan, Stewart and Jazz properties.

EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003

(expressed in United States dollars)

The Company's independent auditor has not performed a review of these consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Balance Sheets
(expressed in United States dollars)

	March 31, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 5,808,735	$ 5,830,119
Restricted cash	7,179	8,667
Due from related parties (Note 3)	74,272	21,595
Prepaid expenses and deposits	78,131	27,672
Accounts receivable	26,229	21,518
	5,994,546	5,909,571
Reclamation bond	6,399	6,399
Equipment	73,725	32,367
Mineral property interests	144,156	140,487
	$ 6,218,826	$ 6,088,824
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 192,424	$ 94,977
Due to related parties (Note 3)	86,935	98,073
	279,359	193,050
Preference shares (Note 2)	516,031	517,417
	795,390	710,467
Shareholders' equity		
Share capital (Note 2)	22,851,658	21,403,748
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	1,668,207	1,654,998
Deficit	(18,518,973)	(17,102,933)
	5,423,436	5,378,357
	$ 6,218,826	$ 6,088,824

Subsequent events (Note 4)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"John K. Burns"

John K. Burns
Director, Chair of the Audit Committee

"William J. Witte"

William J. Witte
Director

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in United States dollars)

	Three months ended March 31, 2004	2003
Expenses		
Amortization	$ —	$ 677
Accretion of debt portion of preference shares	4,431	—
Ceramext™ process research (see schedule)	461,216	—
Exploration expenses (see schedule)	697,335	197,078
Foreign exchange loss	117,291	10,899
Finance expense	10,486	12,143
Legal, accounting and audit	16,098	818
Management fees	5,610	5,351
Office and administration	3,963	21,243
Salaries and benefits	50,433	40,657
Shareholder communications	68,508	49,314
Travel	9,658	3,055
	1,445,029	341,235
Other expenses and income		
Interest income	28,989	195
Loss for the period	(1,416,040)	(341,040)
Deficit, beginning of period	(17,102,933)	(13,942,353)
Deficit, end of period	$(18,518,973)	$(14,283,393)
Loss per share – basic and diluted	$ (0.03)	$ (0.01)
Weighted average number of common shares outstanding	45,981,723	26,908,934
Total common shares outstanding at end of period	46,941,699	27,749,483

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2002	25,119,319	$ 14,191,476	$ --	$ --	$ (622,352)	$ (13,942,353)	$ (373,229)
Shares issued for cash:							
Private placement, less share issue costs	2,472,222	667,620	--	--	--	--	667,620
Private placement, less share issue costs	10,060,000	5,087,855	--	--	--	--	5,087,855
Flow-through private placement	160,000	112,559	--	--	--	--	112,559
FIT asset recognized as a result of flow-through private placement	--	(44,105)	--	--	--	--	(44,105)
Warrants exercised	4,775,847	1,069,264	--	--	--	--	1,069,264
Stock options exercised	623,000	98,460	--	--	--	--	98,460
Shares issued for other:							
Escrow shares cancelled	(4,558)	--	--	--	--	--	--
Cumulative rounding from prior years	50	--	--	--	--	--	--
Rozan property payment at Cdn$0.10	50,000	18,674	--	--	--	--	18,674
Stewart property payment at Cdn$0.28	50,000	26,552	--	--	--	--	26,552
Finance fee on private placement	150,000	84,491	--	--	--	--	84,491
Equity portion of preference shares issued on settlement of note payable	--	--	90,902	--	--	--	90,902
Stock-based compensation	--	--	--	1,654,998	--	--	1,654,998
Cumulative translation adjustment	--	--	--	--	44,896	--	44,896
Loss for the year	--	--	--	--	--	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:							
Warrants exercised	2,930,819	1,232,877	--	--	--	--	1,232,877
Options exercised	355,000	32,925	--	--	--	--	32,925
Shares issued for other:							
Ceramext™ license agreement	200,000	182,108	--	--	--	--	182,108
Stock-based compensation	--	--	--	13,209	--	--	13,209
Loss for the period	--	--	--	--	--	(1,416,040)	(1,416,040)
Balance, March 31, 2004	46,941,699	$ 22,760,756	$ 90,902	$ 1,668,207	$ (577,456)	$ (18,518,973)	$ 5,423,436

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in United States dollars)

	Three months ended March 31, 2004	2003
Cash provided by (used for):		
Operations:		
Loss for the period	$ (1,416,040)	$ (341,040)
Items not involving cash		
Amortization	—	677
Shares issued for Ceramext™ license agreement	182,108	—
Stock based compensation	13,209	—
Accretion of debt component of preference shares	4,431	—
Unrealized foreign exchange	(5,817)	32,174
Finance expense	—	12,143
	(1,222,109)	(296,046)
Changes in non-cash operating working capital		
Accounts receivable	(4,711)	(3,294)
Due to/from related parties	(63,815)	74,195
Prepaid expenses and deposits	(50,459)	19,016
Accounts payable and accrued liabilities	97,447	(3,432)
	(1,243,647)	(209,561)
Investing activities:		
Mineral property acquisition costs	(3,669)	—
Equipment additions	(41,358)	(7,046)
	(45,027)	(7,046)
Financing activities:		
Class A preference share issue costs	—	(634)
Common shares issued for cash	1,265,802	696,318
	1,265,802	695,684
Increase in cash and cash equivalents during the period	(22,872)	479,077
Cash and cash equivalents, beginning of period	5,838,786	73,900
Cash and cash equivalents, end of period	$ 5,815,914	$ 552,977
Cash and cash equivalents is comprised of:		
Cash and in bank	$ 533,442	$ 222,550
Restricted cash	7,179	—
Short-term money market instruments	5,275,293	330,427
	$ 5,815,914	$ 552,977
Supplementary information:		
Shares issued for Ceramext license agreement	$ 182,108	$ —

See accompanying notes to consolidated financial statements

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004 and 2003
(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended March 31, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003.

1. Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at March 31, 2004, the Company had unrestricted working capital of $5,708,008 and a deficit of $18,057,757.

The Company has capitalized $144,156 in acquisition costs related to the Rozan, Porph, Stewart and Idaho-Maryland mineral property interests.

The current obligations in respect of the mineral property interests only guarantee a continuing interest in those properties. In order to realize the carrying value of these investments, the Company would be required to obtain additional funding or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

(expressed in United States dollars)

2. Share capital

Authorized:

500,000,000 common shares without par value

50,000,000 first preference shares without par value

Preference shares:

Series A First Preference Shares	Number of Shares	Amount
Balance, December 31, 2002	—	$ —
Shares issued for indebtedness, equity	3,948,428	90,902
Shares issued for indebtedness, debt	--	517,417
Balance, December 31, 2003	3,948,428	608,319
Accretion of debt	—	4,431
Foreign exchange (gain) on debt	—	(5,817)
Balance, March 31, 2004	3,948,428	$ 606,933

During fiscal 2002, the Company entered into agreements with Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") to issue 3,948,428 Series A First Preference shares in full satisfaction of Cdn$769,686 of indebtedness to Lang. The Series A Preference shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. At March 31, $57,094 USD worth of dividends payable have been accrued and are classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares, of which 1,208,616 stock options are still available to be issued. There are currently 4,021,000 stock options outstanding exercisable for periods up to ten years.

(expressed in United States dollars)

3. Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 5(a)).

Services rendered:		**March 31, 2004**		**March 31, 2003**
Legal fees	$	11,232	$	1,632
Lang Mining Corporation	$	5,610	$	5,351
Director and project manager	$	22,500	$	22,500
LMC Management Services Ltd.	$	130,058	$	83,288

Balances receivable from (payable to):		**March 31, 2004**		**December 31, 2003**
LMC Management Services Ltd.	$	74,272	$	21,595
Legal fees	$	(11,964)	$	(28,810)
Directors, officers and employees	$	(74,971)	$	(69,263)
	$	(86,935)	$	(98,073)

4. Subsequent events

Subsequent to March 31, 2004,

(a) The Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments in the first year will total $20,000 ($5,000 paid). In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

(b) The Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

(c) The Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price is $542,500 plus the construction of an access road for use by the partner.

(d) 4,400 stock options were exercised at Cdn$1.00.

(e) The Company entered into a two-year lease for a house in Grass Valley at $2,400 per month.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Exploration Expenses
Three months ended March 31, 2004 and 2003
(expressed in United States dollars)

	March 31, 2004	March 31, 2003
Idaho-Maryland Mine, California		
Exploration costs		
Assays and analysis	$ 2,374	$ —
Drilling	380,168	—
Geological and geochemical	82,892	71,248
Land lease and taxes	27,000	21,572
Mine planning	57,263	66,124
Metallurgy	2,209	—
Site activities	68,613	33,438
Transportation	75,328	4,275
Incurred during the period	695,847	196,657
Rozan Property, British Columbia		
Exploration costs		
Assays and analysis	—	71
Geological and geochemical	648	197
Incurred during the period	648	268
Stewart Property, British Columbia		
Exploration costs		
Geological and geochemical	840	149
Site activities	—	4
Incurred during the period	840	153
Total Exploration Expenses	697,335	$ 197,078

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Research costs
Three months ended March 31, 2004 and 2003
(expressed in United States dollars)

Ceramext™ process costs		**Three months ended March 31, 2004**
Equipment for research	$	58,539
Ceramext™ technology licence fee and bench-scale research facility		282,108
Consultants, contractors and hourly labour		59,834
Site costs		34,924
Engineering salaries		17,885
Transportation		7,926
	$	461,216

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **WILLIAM J. WITTE,** President and Chief Executive Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

"William J. Witte"

William J. Witte
President and Chief Executive Officer

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

May 31, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD - FIRST QUARTER RESULTS

Emgold Mining Corporation (EMR:TSX Venture Exchange) announces its results for the three months ended March 31, 2004, the first quarter of fiscal 2004 ("fiscal 2004"). Emgold incurred a loss of US$1,416,040, or a loss per share of $0.03, compared to a loss of US$341,040 or a loss per share of $0.01 in the three months ended March 31, 2003 ("fiscal 2003").

Administrative expenditures totalled US$286,478 in fiscal 2004, and have increased to the present level as exploration activity at the Idaho-Maryland Property has increased and research has commenced on the Ceramext™ Process. Included in administrative expenditures is a foreign exchange loss of US$117,291, primarily due to maintaining cash and cash equivalents in Canadian dollars.

The Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia, contiguous to the Stewart Property and covers approximately 600 hectares.

Emgold has expended US$461,216 on the licensing, bench-scale model and related research on the Ceramext™ Process during the quarter. Subsequent to March 31, 2004, the Company has commenced construction of pilot and demonstration plants to test and develop the Ceramext™ Process.

During fiscal 2004 Emgold expended US$697,335 in exploration costs on the Idaho-Maryland Property. The property lease commenced on June 1, 2002, and expires on May 31, 2007. Also, the Company has entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, commencing April 1, 2004. In addition, the Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price is US$542,500 plus the construction of an arterial road within the City of Grass Valley and Nevada County.

At March 31, 2004, Emgold had unrestricted working capital of US$5,708,008. Unrestricted working capital is defined as unrestricted current assets less current liabilities.

In fiscal 2004, 355,000 stock options were exercised at prices from $0.10 to $0.30 per share, and 2,930,819 share purchase warrants were exercised at $0.55 per share to provide US$1,265,802 to the treasury.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

May 31, 2004

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-4741

EMGOLD STARTS 2004 EXPLORATION PROGRAM ON STEWART AND JAZZ PROPERTIES

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce that it has commenced the 2004 exploration program on its Stewart/Jazz Property, located in the West Kootenay Region of southeastern British Columbia.

The proposed two phase 2004 exploration program on the Stewart/Jazz property is designed to follow up pre-existing geological and geochemical targets by combining their results and trends with that of the newly acquired Fugro Surveys airborne magnetics and electromagnetic anomalies. Phase I will consist of mapping and sampling in areas with coincident anomalies with emphasis on target definition for follow up by the Phase II trenching and drilling program.

Estimated cost for Phase I is $30,000 and for Phase II is $400,000. Phase II will commence upon completion of Phase I and upon completion of financing. It is anticipated that Phase II will run from mid-July to October 2004.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng.,
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200